PEABODY ENERGY CORPORATION

VIA EDGAR	September 14, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Peabody Energy Corporation
Registration Statement on Form S-4
File No. 333-183073
Filed September 7, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Peabody Energy Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective at 3:00 p.m. on September 18, 2012.

Pursuant to this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Peabody Energy Corporation

By:	/s/ Kenneth L. Wagner
	Name:	Kenneth L. Wagner
	Title:	Vice President, Assistant General Counsel, Assistant Secretary and Chief Compliance Officer